UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 7, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ☐

Enclosures: Reorganization Circular, prepared in accordance with the South African Companies Act, No. 71 of 2008, the Companies Regulations, 2011 and the JSE Listing Requirements; and Pre-Listing Statement, prepared in accordance with the JSE Listing Requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 7, 2023

By:	/s/ LM Goliath
Name: LM Goliath
Title: Company Secretary

EXHIBIT INDEX

Exhibit	Description
1.1	Reorganization Circular, prepared in accordance with the South African Companies Act, No. 71 of 2008, the Companies Regulations, 2011 and the JSE Listing Requirements

1.2	Pre-Listing Statement, prepared in accordance with the JSE Listing Requirements